February 6, 2007

Ms. Pamela Long,
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:         Grupo Simec, S.A.B. de C.V.
Registration Statement on Form F-1
Registration No. 333-138239

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join Grupo Simec, S.A.B. de C.V.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 8, 2007 at 9:30 a.m., Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 19, 2007
(ii)	Dates of distribution: January 19, 2007 through February 5, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: Two
(iv)	Number of prospectuses so distributed: approximately 10,600
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Juan Carlos George
Name: Juan Carlos George
Title:   Director